Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Strengthens its Financial Position with the Completion of a US$25 Million Long-Term Debt Facility

This facility supports the advancement of IMV’s lead candidate, maveropepimut-S (MVP-S) across a range of cancer indications, and the development of new DPX-based immunotherapies against cancer

Dartmouth, Nova Scotia, and Cambridge, Mass., December 20, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and hematological cancers, today announced the completion of a US$25 million long-term debt facility led by Horizon Technology Finance Corporation (Nasdaq: HRZN) ("Horizon"). IMV has drawn down US$15 million with an additional US$10 million to be made available upon achievement of a pre-set milestone.

“This partnership with Horizon complements our recent US$25 million equity offering and strengthens our runway and flexibility as we continue to advance MVP-S and DPX-SurMAGE through their next set of clinical and regulatory milestones. We will also be able to continue exploring the versatility of our DPX technology platform,” said Pierre Labbe, Chief Financial Officer of IMV. “Throughout this investment process, the Horizon team demonstrated understanding of both our business and the science.”

“We are excited to support IMV’s efforts at such a pivotal time for the Company,” said Gerald A. Michaud, President of Horizon. “This financing is in line with our strategy of investing in innovative life sciences and healthcare companies whose success will help to improve outcomes for patients and enhance public health more broadly.”

US$15 million of the US$25 million facility was funded upon closing, of which CAD$4.5 million will be used to pay off IMV’s existing term loan with the government of Nova Scotia. The additional US$10 million available under the facility will be accessible upon IMV achieving a predetermined milestone. Proceeds from the facility will be used to support the ongoing clinical development of key investigational product candidates within IMV’s pipeline and for general working capital purposes.

In connection with this debt financing, IMV has agreed to issue Horizon warrants (the “Loan Warrants”) to purchase up to 568,180 common shares of the Company (the “Shares”) at an exercise price of US$1.32 per Share until December 17, 2031. 454,544 Loan Warrants have been issued on December 17, 2021, and the balance of 113,636 Loan Warrants is expected to be issued upon drawdown of the additional US$10 million available under the facility will be accessible upon IMV achieving a predetermined milestone. The Loan Warrants and the Shares issuable upon exercise thereof will be subject to a statutory hold period of four months following the issuance of the Loan Warrants in accordance with applicable securities laws. For the purpose of Toronto Stock Exchange (“TSX”) approval, the Company is relying on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ, provided that the transaction is being completed in compliance with the requirements of such other recognized exchange.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable state securities laws, or compliance with an exemption from such registration requirements. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instructions to the immune system and generates a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S) delivers antigenic peptides of survivin, a well-recognized cancer antigen. Treatments with MVP-S have demonstrated the activation of a targeted and sustained anti-tumor immune response, correlated with clinical benefit and have been well tolerated across all clinical trials. MVP-S is currently being evaluated in clinical trials for blood and solid cancers, including in Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer will open early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

About Horizon Technology Finance

Horizon Technology Finance Corporation (NASDAQ: HRZN) is a leading specialty finance company that provides capital in the form of secured loans to venture capital backed companies in the technology, life science, healthcare information and services, and sustainability industries. The investment objective of Horizon is to maximize its investment portfolio's return by generating current income from the debt investments it makes and capital appreciation from the warrants it receives when making such debt investments. Horizon is headquartered in Farmington, Connecticut, with a regional office in Pleasanton, California, and investment professionals located in Portland, Maine, Austin, Texas, and Reston, Virginia. To learn more, please visit www.horizontechfinance.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the disbursement of an additional amount of US$10 million under the loan facility, the issuance of the second tranche of Loan Warrants, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Joy Bessenger, SVP, Investor Relations and Corporate Strategy, IMV Inc.
O: (902) 492-1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com